Exhibit 99(a)(5)(E)

Redcats USA Completes Tender Offer for United Retail Group;
Expects to Acquire Remaining Shares Shortly
Rochelle Park, New Jersey, and New York, New York — November 1, 2007 — United Retail Group, Inc. (NASDAQ: URGI), a specialty retailer of large-size women’s fashion apparel, and Redcats USA, Inc., a subsidiary of Redcats Group, a leading home shopping marketer of apparel and home products, today announced that Redcats USA has completed its all cash tender offer for United Retail Group.
Through the initial tender period that expired at midnight, New York City time, at the end of October 23, 2007, and the subsequent tender offer that expired at 5 p.m., New York City time, on October 31, 2007, a total of approximately 12,517,000 shares of United Retail Group common stock were tendered, representing approximately 86.0% of all outstanding United Retail Group common stock at a price of $13.70 per share, in cash.
Redcats USA has also exercised the option granted to it in the merger agreement to purchase additional shares of common stock from United Retail Group at $13.70 per share, as a result of which Redcats USA will own more than 90% of the outstanding shares of United Retail Group common stock. Redcats USA expects that, shortly after the acquisition of such shares, it will complete the merger of its wholly owned subsidiary and United Retail Group under the short-form merger procedure available under Delaware law. As a result of the merger, each outstanding share of United Retail Group common stock will be converted into the right to receive $13.70 per share in cash, without interest, and United Retail Group will become a wholly owned subsidiary of Redcats USA.

About United Retail Group, Inc.

United Retail Group, Inc. is a specialty retailer of large-size women’s fashion apparel, footwear and accessories featuring AVENUE® brand merchandise. The Company operates 483 AVENUE® stores with 2,132,000 square feet of selling space, as well as the AVENUE.COM® website at www.avenue.com.

About Redcats Group and Redcats USA

Redcats USA is a leading catalog and online marketer of apparel and home products, operating in North America. Its primary brands are Chadwick’s®, Roaman’s®, Jessica London®, KingSize® and BrylaneHome®. Redcats USA is a wholly owned subsidiary of the Redcats Group, the world’s third largest catalog and online group in apparel and home products operating in 28 countries, through 17 brands with a staff of 20,000 associates and a turnover of 4.33 billion euros in 2006. Redcats Group is a member of the PPR group of companies. The shares of PPR S.A. are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information, please visit www.ppr.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act, as amended. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These statements include, but are not limited to, statements regarding the benefits of the transaction involving Redcats USA and United Retail Group, including future financial and operating results and the plans, objectives, expectations and intentions of Redcats USA and of the combined company. Such statements are based upon the current beliefs and expectations of the managements of Redcats USA and United Retail Group and are subject to significant risks and uncertainties (many of which are difficult to predict and are generally beyond the control of Redcats USA and United Retail Group) that may cause actual results to differ materially from those set forth in, or implied by, the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements included in this release or otherwise made by management: threats of terrorism; shifts in consumer spending patterns, consumer preferences and overall economic conditions; the impact of competition and pricing; variations in weather patterns; increases in interest rates; the ability to retain, hire and train key personnel; political instability and other risks associated with foreign sources of production; increases in fuel costs; the ability to complete the merger on the terms, or in the timeframe, contemplated; and the anticipated impact of the acquisition on United Retail Group’s operations and financial results. The reports filed by United Retail Group with the SEC, including United Retail Group’s report on Form 10-Q for the fiscal quarter ended August 4, 2007, United Retail Group’s report on Form 10-Q for the fiscal quarter ended May 5, 2007 and United Retail Group’s report on Form 10-K for the fiscal year ended February 3, 2007 contain additional information on these and other factors that could affect United Retail Group’s operations and performance. Redcats USA does not intend to update the forward-looking statements contained in the above portion of this release, which should not be relied upon as current after today’s date.

Contact:	George R. Remeta Vice Chairman and Chief Administrative Officer United Retail Group, Inc. (201) 909-2110 Redcats Group: Vinciane Beurlet + 33 1 56 92 98 18 Vice President, Corporate Communications	Investor Relations: Cara O’Brien/Leigh Parrish Press: Melissa Merrill Financial Dynamics (212) 850-5600